

March 23, 2011

<u>Via E-Mail</u>
Mr. Joshua Bleak
President and CEO
American Energy Fields, Inc.
3266 W. Galveston Dr., #101
Apache Junction, AZ 95120

> **Re: American Energy Fields, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed July 12, 2010**
> **File No. 333-152023**

Dear Mr. Bleak:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief